Exhibit 99.4

FF305

Next Day Disclosure Return
(Equity issuer - changes in issued shares or treasury shares, share buybacks and/or on-market sales of treasury shares)

Instrument:	Equity issuer	Status:	New Submission
Name of Issuer:	KE Holdings Inc.		
Date Submitted:	03 June 2026		

*Section I must be completed by a listed issuer where there has been a change in its issued shares or treasury shares which is discloseable pursuant to rule 13.25A of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Exchange**") (the **"Main Board Rules"**) or rule 17.27A of the Rules Governing the Listing of Securities on GEM of the Exchange (the "**GEM Rules**").*

Section I					
1. Class of shares	WVR ordinary shares	**Type of shares**	A	**Listed on the Exchange**	Yes
Stock code (if listed)	02423	**Description**			

A. Changes in issued shares or treasury shares

Events	Changes in issued shares (excluding treasury shares)		Changes in treasury shares	Issue/ selling price per share (Note 4)	Total number of issued shares
	Number of issued shares (excluding treasury shares)	*As a % of existing number of issued shares (excluding treasury shares) before the relevant event (Note 3)*	Number of treasury shares		
Opening balance as at *(Note 1)* 02 June 2026	3,356,594,900		0		3,356,594,900
1). Other (please specify) See Part B **Date of changes** 02 June 2026		%			

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FF305 Page 2 of 11 v 1.3.0 2). Other (please specify) See Part B Date of changes 03 June 2026 % Closing balance as at (Notes 5 and 6) 03 June 2026 3,356,594,900 0 3,356,594,900 B. Shares redeemed or repurchased for cancellation but not yet cancelled as at the closing balance date (Notes 5 and 6) 1). Repurchase of shares (or other securities) but not cancelled Date of changes 01 April 2026 1,807,566 % USD 4.9791 2). Repurchase of shares (or other securities) but not cancelled Date of changes 02 April 2026 1,829,910 % USD 4.9183 3). Repurchase of shares (or other securities) but not cancelled Date of changes 06 April 2026 1,393,680 % USD 5.0226 4). Repurchase of shares (or other securities) but not cancelled Date of changes 07 April 2026 1,394,757 % USD 5.0188 5). Repurchase of shares (or other securities) but not cancelled Date of changes 08 April 2026 1,339,551 % USD 5.2256 6). Repurchase of shares (or other securities) but not cancelled Date of changes 09 April 2026 1,336,008 % USD 5.2395 7). Repurchase of shares (or other securities) but not cancelled Date of changes 10 April 2026 1,327,233 % USD 5.2741 8). Repurchase of shares (or other securities) but not cancelled Date of changes 13 April 2026 1,331,973 % USD 5.247 9). Repurchase of shares (or other securities) but not cancelled Date of changes 14 April 2026 727,830 % USD 5.4958

FF305 Page 3 of 11 v 1.3.0 10). Repurchase of shares (or other securities) but not cancelled Date of changes 15 April 2026 735,444 % USD 5.4389 11). Repurchase of shares (or other securities) but not cancelled Date of changes 16 April 2026 736,578 % USD 5.4305 12). Repurchase of shares (or other securities) but not cancelled Date of changes 17 April 2026 737,058 % USD 5.427 13). Repurchase of shares (or other securities) but not cancelled Date of changes 20 April 2026 731,112 % USD 5.4711 14). Repurchase of shares (or other securities) but not cancelled Date of changes 21 April 2026 739,947 % USD 5.4058 15). Repurchase of shares (or other securities) but not cancelled Date of changes 22 April 2026 1,227,948 % USD 5.3451 16). Repurchase of shares (or other securities) but not cancelled Date of changes 23 April 2026 1,328,778 % USD 5.268 17). Repurchase of shares (or other securities) but not cancelled Date of changes 24 April 2026 745,629 % USD 5.3645 18). Repurchase of shares (or other securities) but not cancelled Date of changes 27 April 2026 749,046 % USD 5.3401 19). Repurchase of shares (or other securities) but not cancelled Date of changes 28 April 2026 1,329,072 % USD 5.2668 20). Repurchase of shares (or other securities) but not cancelled Date of changes 29 April 2026 802,443 % USD 5.3256 21). Repurchase of shares (or other securities) but not cancelled Date of changes 30 April 2026 639,573 % USD 5.586

FF305 Page 4 of 11 v 1.3.0 22). Repurchase of shares (or other securities) but not cancelled Date of changes 01 May 2026 523,884 % USD 5.7264 23). Repurchase of shares (or other securities) but not cancelled Date of changes 04 May 2026 512,973 % USD 5.8482 24). Repurchase of shares (or other securities) but not cancelled Date of changes 05 May 2026 330,435 % USD 6.0526 25). Repurchase of shares (or other securities) but not cancelled Date of changes 06 May 2026 320,976 % USD 6.231 26). Repurchase of shares (or other securities) but not cancelled Date of changes 07 May 2026 324,585 % USD 6.1483 27). Repurchase of shares (or other securities) but not cancelled Date of changes 08 May 2026 316,812 % USD 6.3129 28). Repurchase of shares (or other securities) but not cancelled Date of changes 11 May 2026 157,332 % USD 6.3559 29). Repurchase of shares (or other securities) but not cancelled Date of changes 12 May 2026 322,503 % USD 6.2015 30). Repurchase of shares (or other securities) but not cancelled Date of changes 13 May 2026 93,114 % USD 6.5089 31). Repurchase of shares (or other securities) but not cancelled Date of changes 21 May 2026 714,159 % USD 5.601 32). Repurchase of shares (or other securities) but not cancelled Date of changes 22 May 2026 464,900 % HKD 43.0128 33). Repurchase of shares (or other securities) but not cancelled Date of changes 22 May 2026 1,829,562 % USD 5.4658

FF305 Page 5 of 11 v 1.3.0 34). Repurchase of shares (or other securities) but not cancelled Date of changes 26 May 2026 353,400 % HKD 42.4386 35). Repurchase of shares (or other securities) but not cancelled Date of changes 26 May 2026 729,927 % USD 5.48 36). Repurchase of shares (or other securities) but not cancelled Date of changes 27 May 2026 351,100 % HKD 42.7177 37). Repurchase of shares (or other securities) but not cancelled Date of changes 27 May 2026 720,162 % USD 5.5543 38). Repurchase of shares (or other securities) but not cancelled Date of changes 28 May 2026 353,300 % HKD 42.4549 39). Repurchase of shares (or other securities) but not cancelled Date of changes 28 May 2026 731,841 % USD 5.4657 40). Repurchase of shares (or other securities) but not cancelled Date of changes 29 May 2026 344,000 % HKD 43.4567 41). Repurchase of shares (or other securities) but not cancelled Date of changes 29 May 2026 717,507 % USD 5.5748 42). Repurchase of shares (or other securities) but not cancelled Date of changes 01 June 2026 225,800 % HKD 44.2016 43). Repurchase of shares (or other securities) but not cancelled Date of changes 01 June 2026 351,294 % USD 5.6932 44). Repurchase of shares (or other securities) but not cancelled Date of changes 02 June 2026 221,700 % HKD 45.0078 45). Repurchase of shares (or other securities) but not cancelled in US Date of changes 02 June 2026 347,457 0.01 % USD 5.7561

FF305 Page 6 of 11 v 1.3.0 46). Repurchase of shares (or other securities) but not cancelled in HK Date of changes 03 June 2026 225,300 0.006 % HKD 44.1933 Remarks: Issued shares as a % of existing number of issued shares before relevant share issue calculated based on the Company's total number of issued shares of 3,493,775,978 shares (comprising 3,356,594,900 Class A ordinary shares and 137,181,078 Class B ordinary shares).

FF305 Page 7 of 11 v 1.3.0 Confirmation Not applicable Notes to Section I: 1. Please insert the closing balance date of the last Next Day Disclosure Return published pursuant to Main Board Rule 13.25A / GEM Rule 17.27A or Monthly Return pursuant to Main Board Rule 13.25B / GEM Rule 17.27B, whichever is the later. 2. Please set out all changes in issued shares or treasury shares requiring disclosure pursuant to Main Board Rule 13.25A / GEM Rule 17.27A together with the relevant dates of changes. Each category will need to be disclosed individually with sufficient information to enable the user to identify the relevant category in the listed issuer's Monthly Return. For example, multiple issues of shares as a result of multiple exercises of share options under the same share option scheme or of multiple conversions under the same convertible note must be aggregated and disclosed as one category. However, if the issues resulted from exercises of share options under 2 share option schemes or conversions of 2 convertible notes, these must be disclosed as 2 separate categories. 3. The percentage change in the number of issued shares (excluding treasury shares) of the listed issuer is to be calculated by reference to the opening balance of the number of issued shares (excluding treasury shares) being disclosed in this Next Day Disclosure Return. 4. In the case of a share repurchase or redemption, the “issue/ selling price per share” shall be construed as “repurchase price per share” or “redemption price per share”. Where shares have been issued/ sold/ repurchased/ redeemed at more than one price per share, a volume-weighted average price per share should be given. 5. The closing balance date is the date of the last relevant event being disclosed. 6. For repurchase or redemption of shares, disclosure is required when the relevant event has occurred (subject to the provisions of Main Board Rules 10.06(4)(a), 13.25A and 13.31 / GEM Rules 13.13(1), 17.27A and 17.35), even if the repurchased or redeemed shares have not yet been cancelled. If repurchased or redeemed shares are to be cancelled upon settlement of such repurchase or redemption after the closing balance date, they shall remain part of the issued shares as at the closing balance date in Part A. Details of these repurchased or redeemed shares shall be disclosed in Part B. 7. Items (i) to (viii) are suggested forms of confirmation. The listed issuer may amend the item(s) that is/are not applicable to meet individual cases. 8. “Identical” means in this context: - the securities are of the same nominal value with the same amount called up or paid up; - they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and - they carry the same rights as to unrestricted transfer, attendance and voting at meetings and rank pari passu in all other respects.

FF305

Section II must also be completed by a listed issuer where it has made a repurchase of shares which is discloseable under Main Board Rule 10.06(4)(a) / GEM Rule 13.13(1).

Repurchase report

Section II					
1. Class of shares	WVR ordinary shares	**Type of shares**	A	**Listed on the Exchange**	Yes
Stock code (if listed)	02423	**Description**			

A. Repurchase report

Trading date	Number of shares repurchased	Method of repurchase *(Note 1)*	Repurchase price per share or highest repurchase price per share $	Lowest repurchase price per share $	Aggregate price paid $
1). 02 June 2026	347,457	On another stock exchange New York Stock Exchange	USD 5.79	USD 5.7	USD 1,999,985.66

Total number of shares repurchased	347,457	**Aggregate price paid $**	USD 1,999,985.66
Number of shares repurchased for cancellation	347,457		
Number of shares repurchased for holding as treasury shares	0		

B. Additional information for issuer who has a primary listing on the Exchange

1).	**Date of the resolution granting the repurchase mandate**		27 June 2025
2).	**Total number of shares which the issuer is authorised to repurchase under the repurchase mandate**		360,216,007
3).	**Number of shares repurchased on the Exchange or another stock exchange under the repurchase mandate**	**(a)**	159,764,307
4).	**As a % of number of issued shares (excluding treasury shares) as at the date of the resolution granting the repurchase mandate** *(a) x 100 / number of issued shares (excluding treasury shares) as at the date of the resolution granting the repurchase mandate*		4.435 %
5).	**Moratorium period for any issue of new shares, or sale or transfer of treasury shares after the share repurchase(s) set out in Part A *(Note 2)***	**Up to**	02 July 2026

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FF305 Page 9 of 11 v 1.3.0 2. Class of shares WVR ordinary shares Type of shares A Listed on the Exchange Yes Stock code (if listed) 02423 Description A. Repurchase report Trading date Number of shares repurchased Method of repurchase (Note 1) Repurchase price per share or highest repurchase price per share $ Lowest repurchase price per share $ Aggregate price paid $ 1). 03 June 2026 225,300 On the Exchange HKD 45.28 HKD 43.4 HKD 9,956,750.49 Total number of shares repurchased 225,300 Aggregate price paid $ HKD 9,956,750.49 Number of shares repurchased for cancellation 225,300 Number of shares repurchased for holding as treasury shares 0 B. Additional information for issuer who has a primary listing on the Exchange 1). Date of the resolution granting the repurchase mandate 27 June 2025 2). Total number of shares which the issuer is authorised to repurchase under the repurchase mandate 360,216,007 3). Number of shares repurchased on the Exchange or another stock exchange under the repurchase mandate (a) 159,989,607 4). As a % of number of issued shares (excluding treasury shares) as at the date of the resolution granting the repurchase mandate (a) x 100 / number of issued shares (excluding treasury shares) as at the date of the resolution granting the repurchase mandate 4.441% 5). Moratorium period for any issue of new shares, or sale or transfer of treasury shares after the share repurchase(s) set out in Part A (Note 2) Up to 03 July 2026 We hereby confirm that the repurchases made on the Exchange and another stock exchange set out in Part A above were made in accordance with the Main Board Rules and that there have been no material changes to the particulars contained in the Explanatory Statement dated 17 April 2025 which has been filed with the Exchange. We also confirm that any repurchases made on another stock exchange set out in Part A above were made in accordance with the domestic rules applying to repurchases on that other stock exchange.

FF305 Page 10 of 11 v 1.3.0 Notes to Section II: 1. Please state whether the repurchase was made on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer. 2. Subject to the carve-out set out in Main Board Rule 10.06(3)(a)/ GEM Rule 13.12, an issuer may not (i) make a new issue of shares, or a sale or transfer of any treasury shares; or (ii) announce a proposed new issue of shares, or a sale or transfer of any treasury shares, for a period of 30 days after any purchase by it of shares, whether on the Exchange or otherwise, without the prior approval of the Exchange.

FF305 Page 11 of 11 v 1.3.0 Section III must also be completed by a listed issuer where it has made a sale of treasury shares on the Exchange or any other stock exchange on which the issuer is listed which is discloseable under Main Board Rule 10.06B / GEM Rule 13.14B. Report of on-market sale of treasury shares Not applicable Submitted by: Siting Li (Name) Title: Joint Company Secretary (Director, Secretary or other Duly Authorised Officer)